SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated October 26, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 26, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	October 26, 2009

Tata Motors Second Quarter Stand-alone net revenue grows to Rs.7978.82 crores,

PAT grows to Rs.729.14 crores

Mumbai, Oct 26, 2009: Tata Motors today reported revenues (net of excise) of Rs.7978.82 crores on a stand-alone basis for the quarter ended September 30, 2009, of the financial year 2009-10, compared to Rs.7078.85 crores in the corresponding quarter last year, a growth of 12.7%.

For the second quarter in a row, the company improved its operating margin to 13.4%, an improvement of 580 basis points compared with the corresponding quarter of the previous year. Volume recovery combined with improved realisations contributed to growth in revenues whilst stable material prices and accelerated cost reduction efforts continued to yield beneficial impact on margins.

Profit before Tax for the quarter grew by 153.3% to Rs.906.85 crores (Q2 2008-09: Rs.358.01 crores) and Profit after Tax was Rs.729.14 crores (Q2 2008-09: Rs.346.99 crores), an increase of 110.1%. The Profit before Tax for corresponding quarter of 2008-09, was after considering notional foreign exchange loss (net) of Rs. 245.23 crores. Had the exchange differences for the quarter ended September 30, 2008, been accounted for as per the current policy, the increase in Profit before Tax would be 49.7%.

The sales volume for the quarter (including exports) was 158,575 vehicles (Q2 2008-09: 135,037), a growth of 17.4%. Revival of industrial activity and improvement in liquidity coupled with introduction of new products and variants improved the company’s sales in the domestic market. However, continued slowdown in prime markets and volatility of exchange rates persist in impacting company’s exports of commercial vehicles and passenger vehicles.

In the domestic market, the company gained market share in commercial vehicles to 65.5% during the quarter compared with 62.0% in the corresponding quarter of last year on the back of a 20.7% growth in domestic sales to 89,655 units. For the first time in the last four quarters, the company’s sales in the medium and heavy commercial vehicle segment witnessed a year-on-year growth during the current quarter of July-September 2009, while the industry sales in the segment was almost flat. Light commercial vehicles, led by the continued strong performance of the Ace and the Magic, also maintained significant growth at 33.1%.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles, grew by 27.3% in the domestic market to 60,917 units. The market share for Tata passenger vehicles for the period stood at 11.6%. The company commenced the delivery of Tata Nano this quarter and has delivered 7,506 units manufactured from its plant at Uttarakhand. Along with Fiat, the company has a joint market share of 13.4% in the industry. The company commenced deliveries of Jaguar and Land Rover vehicles which have received encouraging response from the market.

Half Year

The company’s revenues (net of excise) were Rs.14383.45 crores in the first half, compared to Rs.14007.29 crores in the first half last year, a growth of 2.7%. Profit before Tax (before notional loss on foreign exchange valuation) was Rs.1475.74 crores, compared to Rs.1109.92 crores in the first half last year, an increase of 33.0%. After considering notional exchange valuation loss of Rs. 20.85 crores (Q2 2008-09: Rs. 406.82 crores) reflecting the volatility in foreign exchange rates on revaluation of foreign currency borrowings, deposits and loans given, Profit before Tax was Rs.1454.89 crores, compared to Rs. 703.10 crores in the first half last year, a growth of 106.9%, while Profit after Tax (after notional loss on foreign exchange valuation) was Rs.1242.90 crores compared to Rs.673.10 crores in the first half last year, a growth of 84.7%.

The audited financial results of the company for the quarter and half year ended September 30, 2009, are enclosed.

News Release – 2	October 26, 2009

Auditors’ Report

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (‘the Company’) for the quarter and six months ended September 30, 2009, attached herewith, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement with the Stock Exchanges. These financial results have been prepared by the Company on the basis of the interim financial statements, which are the responsibility of the Company’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the said financial results in so far as they relate to the figures stated in the column ‘Quarter ended September 30, 2009’ and ‘Six months ended September 30, 2009’:

(a)	are presented in accordance with the requirements of clause 41 of the Listing Agreement with the Stock Exchanges; and

(b)	give a true and fair view of the net profit for the quarter and six months ended September 30, 2009 and other financial information for the six months ended September 30, 2009.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings, pledged /encumbered shares and non-encumbered shares of promoter and promoter group shareholders as furnished by the Company in terms of Clause 35 of the Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N. VENKATRAM
Partner
Membership No. 71387

Mumbai, October 26, 2009

News Release – 3	October 26, 2009

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2009

Particulars			Quarter ended September 30,		Six Months ended September 30,		Year ended March 31,
			2009	2008	2009	2008	2009
(A)
1	Vehicle Sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles		89655	74237	161871	145646	265373
	Passenger cars and Utility vehicles		60917	47870	110821	100320	207512
	Exports		8003	12930	13223	22150	33536

			158575	135037	285915	268116	506421

2	Vehicle Production: (in Nos.)
	Commercial vehicles		100676	83509	177838	165903	286590
	Passenger cars and Utility vehicles		51269	47151	97324	101469	201926

			151945	130660	275162	267372	488516

(B)			Rupees lakhs
1	(a) Sales / Income from Operations		853860	790982	1541521	1570608	2829256
	Less: Excise Duty		61453	88049	114094	178973	293848
	Net Sales / Income from Operations		792407	702933	1427427	1391635	2535408
	(b) Other Operating Income		5475	4952	10918	9094	30671
	Total Income from Operations		797882	707885	1438345	1400729	2566079
2	Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress		(37122)	26092	(56324)	(31287)	23804
	(b) Consumption of raw materials and components		478503	433970	858697	936483	1621862
	(c) Purchase of products for sale		82274	56154	149087	109914	218032
	(d) Employee cost		48204	41576	88043	81669	155139
	(e) Depreciation and Amortisation		26340	20287	49252	38371	87454
	(f) Product development expenses		1544	1047	2665	1841	5117
	(g) Other expenditure		138933	118281	255281	244272	463600
	(h) Sub total 2(a) to 2(g)		738676	697407	1346701	1381263	2575008
	(j) Expenditure transferred to capital and other accounts		(19481)	(21746)	(35810)	(43098)	(91602)
	(k) Total		719195	675661	1310891	1338165	2483406
3	Profit from Operations before Other Income,
	Interest and Discounting Charges and Exceptional Items [1-2]		78687	32224	127454	62564	82673
4	Other Income		42093	42928	74029	74489	92597
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		120780	75152	201483	137053	175270
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges		36112	25214	68858	42141	107310
	(b) Interest income / Interest capitalised		(7548)	(10386)	(14949)	(16080)	(39942)
	(c) Net interest and discounting charges		28564	14828	53909	26061	67368
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		92216	60324	147574	110992	107902
8	Exceptional items Notional exchange loss (net) on revaluation of foreign currency borrowings, deposits and loans given		(1531)	(24523)	(2085)	(40682)	(6526)
9	Profit from Ordinary Activities before tax [7+8]		90685	35801	145489	70310	101376
10	Tax expense		17771	1102	21199	3000	1250
11	Net Profit from Ordinary Activities after tax [9-10]		72914	34699	124290	67310	100126
12	Extraordinary Items (net of tax expense)		—	—	—	—	—
13	Net Profit for the period [11-12]		72914	34699	124290	67310	100126
14	Paid-up Equity Share Capital (Face value of Rs. 10 each)		51405	38570	51405	38570	51405
15	Reserves excluding Revaluation Reserve						1169103
16	Earnings Per Share (EPS)
	A. Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	Rupees	14.12	9.00	24.12	17.46	22.70
	(b) Diluted EPS before and after Extraordinary items	Rupees	13.06	8.13	22.32	15.76	20.83
	B. ‘A’ Ordinary Shares
	(a) Basic EPS before and after Extraordinary items	Rupees	14.62	—	24.62	—	23.20
	(b) Diluted EPS before and after Extraordinary items	Rupees	13.56	—	22.82	—	21.33
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times) (Refer note 6(a) below)				2.01
18	Interest Service Coverage Ratio (No. of times) (Refer note 6(b) below)				6.06
19	Public Shareholding
	A. Ordinary Shares
	- Number of Shares		208186727	199558049	208186727	199558049	203174623
	- Percentage of shareholding		46.28%	51.75%	46.28%	51.75%	45.17%
	B. ‘A’ Ordinary Shares
	- Number of Shares		13056186		13056186		10093011
	- Percentage of shareholding		20.34%		20.34%		15.73%
20	Promoters and promoter group Shareholding
	A. Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares		45000000		45000000		61250000
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		24.63%		24.63%		32.63%
	- Percentage of shareholding (as a % of the total share capital of the Company)		10.00%		10.00%		13.62%
	(b) Non-encumbered
	- Number of Shares		137721830		137721830		126483595
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		75.37%		75.37%		67.37%
	- Percentage of shareholding (as a % of the total share capital of the Company)		30.62%		30.62%		28.11%
	B. ‘A’ Ordinary Shares
	(a) Pledged/Encumbered
	- Number of Shares		—		—		—
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		—		—		—
	- Percentage of shareholding (as a % of the total share capital of the Company)		—		—		—
	(b) Non-encumbered
	- Number of Shares		51119907		51119907		54082644
	- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)		100.00%		100.00%		100.00%
	- Percentage of shareholding (as a % of the total share capital of the Company)		79.66%		79.66%		84.27%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.
2)	Other income for the quarter and six months ended September 30, 2009 include profit on sale of investments of Rs. 36995 lakhs and Rs. 68889 lakhs respectively (Rs. 35881 lakhs and Rs. 47278 lakhs for the quarter and six months ended September 30, 2008 respectively) and dividend from subisidiary companies Rs. 762 lakhs (Rs. 606 lakhs and Rs. 17582 lakhs for the quarter and six months ended September 30, 2008 respectively).
3)	Consequent to the notification issued by the Ministry of Corporate Affairs on March 31, 2009, the Company had changed its policy in the last quarter of the financial year 2008-09. Exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are capitalized to such assets and exchange differences on other long term foreign currency monetary items are accumulated in Foreign Currency Monetary Item Translation Difference Account and are amortized over the balance life of such monetary items or March 31, 2011, whichever is earlier. During the quarter and six months ended September 30, 2008, these foreign exchange differences were recognised in the Profit and Loss Account. Had the revised policy been applicable for the quarter and six months ended September 30, 2008, the Profit before tax would have been higher by Rs. 24768 lakhs and Rs.42334 lakhs for the quarter and six months ended September 30, 2008 respectively.
4)	During the quarter ended September 30, 2009, the Company has made further investment of Rs. 79397 lakhs in its subsidiary TML Holdings Pte Ltd, (Singapore) for downstream investment in its subsidiary in the UK to facilitate repayment of part of the bridge loan taken by it for financing the acquisition of Jaguar Land Rover.
5)	Subsequent to September 30, 2009,
(a)	the Company has issued 29904306 Global Depository Shares (GDS) each representing one share at a price of US$ 12.54 (Rs. 581.92) per GDS, aggregating US$ 375 million (Rs. 174019 lakhs) and 4% Convertible Notes (Notes) due 2014 aggregating US$ 375 million (Rs. 174019 lakhs), convertible into Ordinary Shares, GDS or American Depository Shares (ADS), as per the terms of issue. Unless previously converted, redeemed or purchased and cancelled, the Notes will be redeemed on October 16, 2014 at 108.5050% of their principal amount; and
(b)	the Company has acquired 79% shares in Hispano Carrocera, S A by way of exercise of the existing call option, through mutual agreement with the other share-holder, Investalia S. A., Spain, for a consideration of Euro 2 million (Rs. 1371 lakhs). Consequently, Hispano Carrocera, S A has become a 100% subsidiary of the Company.

6)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans)*
(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / Interest on Long-term Loans*
*	For the purpose of the computation, loans having original maturity of more than 360 days are considered as Long-term Loans.
7)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of the Capital work in progress.
8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
9)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2009 :

Complaints	Opening	Received	Resolved	Closing
Rights Issue related	—	4	4	—
Others	1	22	15	8	*

*	pertaining to non-receipt of dividend / interest warrants.

10)	Public Shareholding of Ordinary Shares as on September 30, 2009 excludes 13.10% (14.91% as on September 30, 2008) of Citibank N.A. as Depository for American Depository Shares (ADS) holders.
11)	The Company’s securities (ADS) are registered at the New York Stock Exchange Inc. The Company has filed annual report for the year ended March 31, 2009, as per the requirement of Securities Exchange Act of 1934 in Form 20-F on October 7, 2009. Any shareholder desirous of obtaining hard copy of the said Form 20-F may request for the same which will be provided free of the charge by the Company. A request for this should be made to the Company Secretary.
12)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and six months ended September 30, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on October 26, 2009.

Tata Motors Limited

Ratan N Tata
Mumbai, October 26, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.